unaxis

making IT possible

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

RECEIVED

2004 APR 22 A 9:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024500

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

Date April 19, 2004
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Directphone ++41 1 360 96 02
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

i.A. N. Weidmann

Nicolas Weidmann
Corporate Communications

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Enclosure

- **March 12, 2004**
  Zug Cantonal Superior Court dismisses appeal by Classic Fund Management
- **March 19, 2004**
  Merger Unaxis – ESEC: Timetable
- **March 23, 2004**
  Return to operating profit in 2003 financial year

dw 4/22

Rule 12g3-2(b) File No. 82-5190

unaxis
making IT possible

Media release

Zug Cantonal Superior Court dismisses appeal by Classic Fund Management

Pfäffikon SZ, March 12, 2004 – The Justice Commission of the Zug Cantonal Superior Court today dismissed the appeal lodged by Classic Fund Management AG against the decree issued by the presiding judge of the Cantonal Court. The Justice Commission has thus upheld the lower court's ruling that lifted the provisional ban Classic Fund Management AG had sought in effort to prevent commercial register entry of the merger between ESEC and Unaxis.

Based on the Justice Commission's decision, the responsible commercial registrars have entered the merger into their commercial register. As soon as possible, Unaxis and ESEC will inform the public of the further steps that will be taken in this regard, in particular the time at which the exchange of shares and ESEC's delisting are to take place. Further information on the merger will be provided at Unaxis' annual media and analyst conference to be held on March 23, 2004.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its three business segments: Information Technology (production systems for semiconductors, flat-panel displays and data storage devices, as well as optical components); Surface Technology (protective coatings for precision tools and components); and Components and Special Systems (vacuum technology and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved sales of CHF 1,610 million on a comparable basis. The company, headquartered in Pfäffikon, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in 25 countries..

Rule 12g3-2(b) File No. 82-5190

making IT possible

Media release

Merger Unaxis – ESEC: Timetable

Pfäffikon SZ, March 19, 2004 – On Friday, March 12, 2004, the merger of Unaxis and ESEC was formally entered into the respective commercial registers. With the approval of the SWX Swiss Exchange, the exchange of shares will now be conducted. The timetable for the related events is as follows:

Last trading day for ESEC shares	March 25, 2004
Delisting of ESEC shares	March 26, 2004
Completion of share exchange: 1.1 Unaxis share for 1 share of ESEC (fractional shares to be paid in cash)	Effective March 26, 2004
First trading day of new Unaxis shares	March 26, 2004
Cash payment for fractional shares (less withholding tax); definitive average price of one Unaxis share as per merger agreement: CHF 188.80.	For value March 31, 2004

There is no need to act on the part of existing ESEC shareholders; the rebooking of ESEC shares for those of Unaxis, as well as payment for any fractional holdings, will be handled automatically by the relevant custodian banks. Unaxis shares will continue to trade on the SWX Swiss Exchange with the ticker symbol UNAX, security number 81682, and ISIN number CH00000816824.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected. Furthermore, this media release constitutes neither an offer to buy or sell securities nor an issuance prospectus. Authoritative in this regard are solely the delisting notifications for ESEC Holding SA and listing notifications for Unaxis Holding AG published in the Neue Zürcher Zeitung and Le Temps.

Unaxis Management Inc. Telephone +41 58 360 96 96
Fax +41 58 360 91 96

 For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis - a globally leading high-tech enterprise

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services to select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its three business segments: Information Technology (production systems for semiconductors, flat-panel displays and data storage devices, as well as optical components); Surface Technology (protective coatings for precision tools and components); and Components and Special Systems (vacuum technology and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved sales of CHF 1,610 million on a comparable basis. The company, which is headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in a total of 25 countries

Rule 12g3-2(b) File No. 82-5190

unaxis
making IT possible

Media release

Return to operating profit in 2003 financial year – Market recovery leads to significant increase in orders received and sales – Measures for increasing operating flexibility to be continued

Pfäffikon SZ, March 23, 2004 – Measures aimed at strengthening the company's competitiveness, combined with a recovery in the information technology markets as of the fourth quarter of 2003, had a favorable influence on the course of business at Unaxis Corporation. For the entire 2003 financial year, the Group recorded a 20 percent increase in orders received to a total of CHF 1,788 million (2002: CHF 1,494 million) and an 8 percent gain in sales to CHF 1,610 million (2002: CHF 1,490 million)[1]. Although the markets in Europe and the USA were generally stagnant, Unaxis managed over the past year to increase its sales in the growth region of Asia by 42 percent. As at December 31, 2003, orders on hand amounted to CHF 575 million, 40 percent above the previous year's reading (2002: CHF 409 million).

Significantly improved results versus prior year

For the 2003 financial year, Unaxis Corporation recorded an operating result (EBIT) of CHF 16 million (2002: CHF –83 million), thus realizing a CHF 99 million improvement over the previous year despite margin pressures that continued to grow. Unaxis was able to reduce overall costs in 2003 by CHF 35 million. Moreover, the investments made to expand the company's presence in the marketplace, develop new technologies and products, and improve its business processes had the expected favorable impact.

The Group portfolio's base of businesses, each with its own market-specific cyclicity, proved its worth once again in 2003. The four segments Data Storage Solutions, Coating Services, Vacuum Solutions, and Components and Special Systems all achieved positive operating results. Only the Semiconductor Equipment segment, despite a promising fourth quarter, was unable to counteract the market-related lower sales during the first three quarters and recorded a loss for the entire financial year.

---

[1] On a comparable basis, i.e. excluding the activities of Materials that were divested in 2002, sales rose by 13 percent. Excluding foreign currency influences, sales increased by 17 percent.

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96

At CHF –8 million (2002: CHF –11 million), the company's financial result for 2003 improved in comparison to the previous year. Other income totaling CHF 37 million was primarily attributable to the elimination of warrantee provisions associated with previous divestments of business activities. In total, the Group's consolidated net profit for the 2003 financial year stood at CHF 32 million (2002: CHF –39 million), which corresponds to an earnings per share level of CHF 2.50.

Investments in the future

At CHF 98 million (2002: CHF 77 million), investments in 2003 increased 27 percent in comparison to the previous year. Unaxis made available a total of CHF 154 million (2002: CHF 157 million) for research and development during the 2003 financial year.

Solid balance sheet

Despite the increased volume of business, Unaxis was able to maintain its solid balance sheet and, at year-end 2003, had net liquidity of CHF 682 million (2002: CHF 686 million). Shareholders' equity at year's end amounted to CHF 1,488 million (2002: CHF 1,476 million), representing an unchanged high equity capital ratio of 58 percent.

New Group structure reinforces market presence

At the outset of 2004, Unaxis took measures to orient the Group's structure even more resolutely towards its specific markets. The Group now comprises five segments:

- Semiconductor Equipment – consisting of the divisions
  Wafer Processing (formerly Semiconductors Front End),
  Assembly & Packaging (formerly Semiconductors Back End) and
  Display Technology (formerly Displays)
- Data Storage Solutions (formerly Data Storage)
- Coating Services (formerly Surface Technology)
- Vacuum Solutions (formerly Leybold Vacuum)
- Components and Special Systems – consisting of the divisions
  Optics and
  Space Technology (formerly Contraves Space)

Aside from the Unaxis brand name, the Group will maintain the ESEC, Balzers, Leybold Vacuum and Contraves Space product brands, each of which is firmly anchored in the respective markets. This new structure creates the conditions for Unaxis to exploit to an

even greater degree the potential synergies within the Group as well as to enhance the transparency of its commercial activities[2].

Semiconductor Equipment segment:

Recovery in demand during fourth quarter – Market-related negative result

In the 2003 financial year, the divisions included in the Semiconductor Equipment segment continued to operate in a difficult market environment. Only the advent of increased demand during the fourth quarter of 2003 led to a marked 39 percent year-on-year increase in orders received to a total of CHF 562 million (2002: CHF 406 million). Sales at the Semiconductor Equipment segment rose in 2003 by 8 percent to CHF 420 million (2002: CHF 388 million). The value of orders on hand at December 31, 2003 was CHF 267 million, more than double the amount of the previous year (2002: CHF 129 million). Above all, the Wafer Processing division suffered from a delayed recovery in demand in its relevant market segments. Thanks to its competitive products, however, it managed to record a number of significant technology sales – among others, the delivery of initial units of its new generation of photolithographic systems. The Assembly & Packaging division (ESEC) continued to increase its share of the die attach market in 2003, not least of all thanks to the launch of new, enhanced-performance assembly machines and the further broadening of its key account management efforts. The Display Technology division benefited from the large orders it received for production systems used to manufacture large-format displays. Among other things, Display Technology will be providing production systems for China's first flat-panel display manufacturing plant.

The operating result (EBIT) at the Semiconductor Equipment segment improved in 2003 by CHF 35 million to CHF –98 million (2002: CHF –133 million). The initiatives aimed at reducing costs, as well as the increase in orders received during the fourth quarter, were nevertheless unable to compensate for the ongoing pressure on margins and the weak demand witnessed during the first nine months of last year.

Data Storage Solutions segment:

Significant increase in orders received, sales and operating result

The Data Storage Solutions segment was able to benefit significantly from increased demand for data storage devices. Orders received rose to CHF 293 million

[2] The results of the 2002 and 2003 financial years are reflected according to this new Group structure in both the key figures, below, and the 2003 annual report of Unaxis Corporation.

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96

(2002: CHF 184 million) and sales to CHF 293 million (2002: CHF 171 million). This favorable course of business is particularly attributable to the strong demand for production systems used to manufacture rewritable storage media such as DVD RW, as well as to the ongoing growth in its traditional metalizing business. In the 2003 financial year, Data Storage Solutions, in collaboration with Japan's Mitsubishi Chemical, also developed and introduced to the market a competitive production line for DVD R. As a result, the segment now has a comprehensive range of product lines for all disk formats. Thanks to its increased level of sales and resolute cost controls, Data Storage Solutions was able to achieve a significant increase in its 2003 operating result (EBIT) to CHF 37 million (2002: CHF –4 million).

Coating Services segment:
Renewed increase in sales – Market presence expanded further

In 2003, the Coating Services segment enjoyed a favorable course of business and increased its sales by 3 percent to CHF 315 million (2002: CHF 306 million). Adjusted for foreign currency influences, sales rose by 6 percent. The above-average growth rates recorded by locations that are in the process of being built up also contributed to the Segment's increase in revenues. Coating Services again in 2003 expanded its market presence through the addition of 9 new coating centers, which now brings the total to 56. Also of strategic importance was the broadening of its product range by two new coating systems, as well as the execution of cooperation agreements with two major suppliers to the automotive industry. This increase in the number of coating centers, along with the investments that were made in new products, led to modestly higher overall expenses. Nonetheless, the segment was able to record a slightly higher operating result of CHF 43 million (2002: CHF 42 million).

Vacuum Solutions segment:
Increase in orders received – Improvement in operating performance

In 2003, the market for vacuum technology experienced persistently weak demand. In spite of that, the Vacuum Solutions segment recorded a 4 percent year-on-year increase in orders received to CHF 365 million (2002: CHF 352 million). Its sales, however, declined in the 2003 financial year by 3 percent to CHF 345 million (2002: CHF 358 million). 2003 was marked by the segment's efforts to streamline its product portfolio. Also, measures were taken to improve its overall operating performance, and moves to expand production capacity in Tianjin (China) were initiated. The new "ScrewLine" dry fore-vacuum pump system met with immediate market success.

Despite the difficult market environment, profitability rose thanks to the segment's improved capacity utilization and cost structure. Its operating result (EBIT) rose accordingly and reached a level of CHF 11 million (2002: CHF 1 million).

Components and Special Systems segment:
Operating efficiency improved – Production in Asia increased significantly

The Components and Special Systems segment saw orders received in the 2003 financial year rise by 34 percent to CHF 243 million (2002: CHF 181 million) and sales by 12 percent to CHF 228 million (2002: CHF 204 million). Most notably, the Optics division enjoyed a high level of demand for front- and rear-projection optical components and managed to win a number of new projects in 2003. Accordingly, the production volume at its new plant in Shanghai ran at a pace that was far above expectations. Although the Space Technology division suffered a decline in revenues, it managed to hold its own in the difficult market environment. The successful start of the Atlas V-500 launch vehicle equipped with a payload fairing from Space Technology creates favorable conditions for the sale of payload fairings not only in Europe but America as well. With an operating result (EBIT) of CHF 28 million (2002: CHF 8 million), the Components and Special Systems segment recorded clearly improved results.

Proposals for submission to the annual general meeting of shareholders

For the 2003 financial year, the Board of Directors will again propose that the annual general meeting of shareholders, to be held on June 1, 2004, approve a dividend payment of CHF 2.- per share. Now that the Group has successfully completed its transformation, Messrs. Jack Schmuckli and Bruno Widmer have opted not to stand as candidates for another term of office. The Board of Directors would like to thank both gentlemen for their valuable commitment, and will propose at the annual general meeting that shareholders elect to the Board of Unaxis Holding Inc. Mr. Thomas Limberger, CEO of GE (General Electric) Germany, Austria and Switzerland.

Outlook for 2004

From today's vantage point, Unaxis is going on the assumption that 2004 will witness continuing improvement in the market situation, whereas the strongest growth dynamic is to be expected in Asia. Unaxis is well prepared for that development. Based on its leading position in the respective markets, as well as its global presence, Unaxis Corporation is in a position to exploit opportunities throughout the world. Unaxis

therefore anticipates commensurate growth mainly in the Semiconductor Equipment segment. Given the possibility of further economic recovery, the Group's other segments should continue to experience a stable or improved course of business. Also going forward, the markets in which Unaxis operates will remain cyclical and vulnerable to disturbances. Nonetheless, Unaxis will accommodate potential fluctuations in demand with its increased flexibility and the rapid adjustment of production capacity.

The full annual report is available at www.unaxis.com. Unaxis will hold a full press briefing on its results at the SWX Swiss Exchange, Zurich, on March 23, 2004, at 10.30 am.

Attachment: Key figures tables

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its five segments: Semiconductor Equipment (production systems for semiconductors and flat-panel displays); Data Storage Solutions (production systems for data storage devices); Coating Services (coatings for precision tools and components); Vacuum Solutions (vacuum technology); and Components and Special Systems (optical components and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved sales of CHF 1,610 million. The company, headquartered in Pfäffikon, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 80 subsidiaries in 25 countries.

Key figures 2003 – Group total

	2003 in CHF million	2002 in CHF million	2003 in EUR million
Orders received	1,788	1,494	1,175
Orders on hand	575	409	378
Sales	1,610	1,490	1,058
Sales by region:			
Japan and Asia/Pacific	655	461	430
Europe	674	682	443
America	271	336	178
Other regions	10	10	7
EBITDA	157	71	103
Operating result (EBIT)	16	-83	10
as % of sales	1%	-6%	1%
Other result	37	47	24
Financial result	-8	-11	-5
Result before taxes	45	-47	29
Net income/loss for the period	32	-39	21
Total assets	2,550	2,525	1,635
Shareholders' equity	1,488	1,476	954
as % of total assets	58%	58%	58%
Net liquidity	682	686	437
as % of shareholders' equity	46%	47%	46%
Net assets	1,032	1,075	661
Capital expenditure in property, plant, equipment and intangible assets	98	77	65
Research and development	154	157	101
Personnel expenses	595	634	391
Number of employees at year's end	6,456	6,544	6,456

Quarterly developments – Group level

in CHF million	2003					2002				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Total Unaxis on comparable basis										
Orders received	1,788	642	383	389	374	1,428	349	322	476	281
Sales	1,610	462	388	394	366	1,426	382	373	379	292
Total divestments[3]										
Orders received	0	0	0	0	0	66	7	6	23	30
Sales	0	0	0	0	0	63	7	8	24	25
Total Unaxis Corporation										
Orders received	1,788	642	383	389	374	1,494	356	328	499	311
Sales	1,610	462	388	394	366	1,490	389	381	403	317

[3] The activities of the Materials division that were divested in 2002.

Key figures 2003 – Semiconductor Equipment segment

in CHF million	2003					2002				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received										
Wafer Processing	179	78	27	31	43	158	25	47	51	35
Assembly & Packaging (ESEC)	200	81	44	33	42	157	33	30	62	32
Display Technology	183	140	33	8	2	91	26	8	55	2
Total	562	299	104	73	86	406	84	85	168	69

in CHF million	2003					2002				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales										
Wafer Processing	161	47	43	42	30	170	54	37	55	25
Assembly & Packaging (ESEC)	165	59	29	36	41	150	31	49	44	26
Display Technology	94	25	12	16	41	68	37	14	6	11
Total	420	131	85	94	111	388	122	100	105	62

in CHF million	2003	2002
EBITDA	-47	-82
as % of sales	-11%	-2%
Operating result (EBIT)	-98	-133
as % of sales	-23%	-34%
as % of net assets (RONA)	-19%	-24%
Net assets	530	563

In CHF million	31.12.2003	31.12.2002
Orders on hand		
Wafer Processing	66	49
Assembly & Packaging (ESEC)	47	17
Display Technology	153	64
Total	267	129

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96

Key figures 2003 – Data Storage Solutions segment

in CHF million	2003					2002				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received	293	64	58	98	74	184	49	31	80	23

in CHF million	2003					2002				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales	293	80	88	90	35	171	48	60	43	20

in CHF million	**2003**	2002
EBITDA	**56**	15
as % of sales	**19%**	9%
Operating result (EBIT)	**37**	-4
as % of sales	**13%**	-2%
as % of net assets (RONA)	**39%**	-5%
Net assets	**96**	88

In CHF million	**31.12.2003**	31.12.2002
Orders on hand	**52**	53

Key figures 2003 – Coating Services segment (Balzers)

in CHF million	2003					2002				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received	315	81	75	82	78	305	81	71	80	73

in CHF million	2003					2002				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales	315	81	75	82	78	306	81	71	79	74

in CHF million	2003	2002
EBITDA	83	82
as % of sales	26%	27%
Operating result (EBIT)	43	42
as % of sales	14%	14%
as % of net assets (RONA)	20%	21%
Net assets	208	198

In CHF million	31.12.2003	31.12.2002
Orders on hand	0	0

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96

Key figures 2003 – Vacuum Solutions segment (Leybold Vacuum)

in CHF million	2003					2002				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received	**365**	94	84	99	88	352	82	89	97	85

in CHF million	2003					2002				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales	**345**	89	88	86	83	358	92	86	95	85

in CHF million	***2003***	*2002*
EBITDA	**20**	11
as % of sales	**6%**	3%
Operating result (EBIT)	**11**	1
as % of sales	**3%**	0%
as % of net assets (RONA)	**10%**	1%
Net assets	**114**	104

In CHF million	**31.12.2003**	31.12.2002
Orders on hand	**51**	31

Key figures 2003 – Components and Special Systems segment

in CHF million	2003					2002				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Orders received										
Optics	160	62	43	27	28	95	23	27	24	21
Space Technology (Contraves Space)	83	40	17	9	17	86	30	19	27	10
Total	243	103	60	35	45	181	53	46	51	31

in CHF million	2003					2002				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Sales										
Optics	124	44	32	23	25	91	24	21	24	22
Space Technology (Contraves Space)	104	36	19	16	32	113	16	35	33	29
Total	228	80	51	39	57	204	40	56	57	51

in CHF million	**2003**	2002
EBITDA	**45**	24
as % of sales	**20%**	12%
Operating result (EBIT)	**28**	8
as % of sales	**12%**	4%
as % of net assets (RONA)	**135%**	216%
Net assets	**21**	4

In CHF million	**31.12.2003**	31.12.2002
Orders on hand		
Optics	**61**	28
Space Technology (Contraves Space)	**144**	165
Total	**205**	193

Unaxis Management Inc. Telephone +41 58 360 96 96